As filed with the U.S. Securities and Exchange Commission on January 12, 2024
1933 Act Registration No. 333-274704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]	Pre-Effective Amendment No. ____
[X]	Post-Effective Amendment No. 1

(Check appropriate box or boxes)

ADVISOR MANAGED PORTFOLIOS
(Exact name of registrant as specified in charter)
615 East Michigan Street
Milwaukee, WI 53202
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (626) 914-7385

The Corporation Trust Company
1209 Orange Street
Corporation Trust Center
Wilmington, Delaware 19801
(Name and Address of Agent for Service)

Copies to:

Russell B. Simon, President Advisor Managed Portfolios c/o U.S. Bank Global Fund Services 2020 East Financial Way, Suite 100 Glendora, California 91741	Christopher D. Menconi, Esquire Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue NW Washington, D.C. 20004

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note: The Information Statement/Prospectus and Statement of Additional Information, each in the form filed on September 27, 2023 to the Trust’s Registration Statement on Form N-14 (File No. 333-274704) (Accession Number 0000894189-23-007235), are incorporated herein by reference.

The sole purpose of this amendment is to file as an exhibit to this Registration Statement the consent to use of name of Morgan, Lewis & Bockius LLP.

PART C
Other Information
Item 15. Indemnification
Reference is made to Article VI of the Registrant’s Agreement and Declaration of Trust, Article VIII of Registrant’s By-Laws and Paragraph 6 of the Distribution Agreement.
    Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the U.S. Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”
With respect to the Registrant, the general effect of these provisions is to indemnify any person (Trustee, director, officer, employee or agent, among others) who was or is a party to any proceeding by reason of their actions performed in their official or duly authorized capacity on behalf of the Trust. With respect to the distributor, the general effect of the relevant provisions is to indemnify those entities for claims arising out of any untrue statement or material fact contained in the Funds' Registration Statement, reports to shareholders or advertising and sales literature.
Item 16. Exhibits

(1)	(a)
Certificate of Trust dated February 16, 2023 was previously filed with AMP Trust's Registration Statement on Form N-1A (File Nos. 811-23859 and 333-270997) on March 30, 2023 and is incorporated herein by reference.

(b)	Agreement and Declaration of Trust dated February 16, 2023 was previously filed with AMP Trust's Registration Statement on Form N-1A on March 30, 2023 and is incorporated herein by reference.
(2)	Bylaws dated February 16, 2023 were previously filed with AMP Trust's Registration Statement on Form N-1A on March 30, 2023 and is incorporated herein by reference.
(3)	Voting Trust Agreements - Not Applicable.
(4)
Form of Agreement and Plan of Reorganization was previously filed as Appendix A with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.

(5)	Instruments Defining Rights of Security Holders are incorporated by reference into the Registrant’s Agreement and Declaration of Trust and Bylaws.
(6)	Form of Investment Advisory Agreement was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.
(7)	Form of Distribution Agreement was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.
(8)	Bonus or Profit Sharing Contracts - not applicable.
(9)	(a)	(i)	Form of Custody Agreement was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.
(ii)	Form of Exhibit to Custody Agreement was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.

(10)	(a)	Rule 12b-1 Plan was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.
	(b)	Rule 18f-3 Plan was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.
(11)	(a)	Legal Opinion of Shares was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.
	(b)	Consent to Use of Name - filed herewith.
(12)	Form of Tax Opinion was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.
(13)	Material Contracts of the Registrant
	(a)	(i) Form of Fund Servicing Agreement was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.
(ii)
Form of Exhibit to Fund Servicing Agreement was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.

(b)
Form of Operating Expense Limitation Agreement was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.

	(c)	Form of Shareholder Servicing Plan was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.
(14)	(a)
Cohen Consent of Independent Registered Public Accounting Firm was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.

(b)
BBD Consent of Independent Registered Public Accounting Firm was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.

(15)	Omitted Financial Statements - not applicable.
(16)	(a)
Power of Attorney for Brian S. Ferrie, Wan-Chong Kung, and Christopher E. Kashmerick was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.

	(b)	Power of Attorney for Russell Emery was previously filed with AMP Trust’s Registration Statement on Form N-14 (File Nos. 333-274704) on September 27, 2023 and is incorporated herein by reference.
(17)	Additional exhibits - not applicable.
(18)	Type and class of securities being registered - not applicable.
Item 17. Undertakings
(1)    The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
(2)    The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3)     The undersigned Registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

SIGNATURES
As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Glendora and State of California, on the 12th day of January, 2024.

Advisor Managed Portfolios

By: /s/ Russell B. Simon
Russell B. Simon
President and Principal Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of January 12, 2024.

Signature	Title
Russell Emery*	Trustee
Russell Emery

Brian S. Ferrie*	Trustee
Brian S. Ferrie

Wan-Chong Kung*	Trustee
Wan-Chong Kung

Christopher E. Kashmerick*	Trustee
Christopher E. Kashmerick

/s/ Russell B. Simon	President and Principal Executive Officer
Russell B. Simon

/s/ Eric T. McCormick	Treasurer and Principal Financial Officer (principal accounting officer)
Eric T. McCormick

*By: /s/ Russell B. Simon
Russell B. Simon Attorney-In Fact pursuant to Power of Attorney